Exhibit 99.7
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended September 30, 2005
News Paper Times of India
Interviewee: Girish Paranjpe, President – Finance Solutions SBU, Wipro Limited
Girish Paranjpe
Yeah, hi, I am here.
Rajesh
Hi Girish, how are you?
Girish Paranjpe
Very well.
Rajesh
I had a look at some stunning numbers from Wipro, good.
Girish Paranjpe
Thank you.
Rajesh
I was very keen from one angle of it, we get to see a lot of integrated deals happening in Wipro in terms of IT plus BPO, IT plus TIS and all that. How significant is that from the standpoint of Wipro going forward?
Girish Paranjpe
I think it is in some ways we could say it is virtually new market that we are beginning to address. So it is very important from a future point of view because it does everything at the same time. One is that it kind of offers a business benefit to customers instead of offering benefit to one or the other functional area, and the other thing is that then we are able to take a bigger ownership of the whole process and then really bring to bear all our capabilities whether in terms of domain knowledge or process excellency etc., etc. and drive the higher level of excellence there. And the third is, there is a move to a value based pricing instead of very transparent effort based pricing. So, these are the reasons why it is very attractive to us to go in that direction. There is also issue about maturity of the market place to except deals like that and my view is that it may be a two-three step process. You have to first to a separate deal with either one or the other service line, build confidence with the customer that we are delivering service in line with their expectations, then show tangible gains to the customer beyond just cost and offshore, and then move to the next stage where we say why don’t we kind of run this from a end to end basis.
Rajesh
But, I mean, obviously you must have started winning deals, started winning integrated deals, I mean, what is the nature of deals that you are getting sir?

Girish Paranjpe
As I said, it could be either in functional area like in finance and accounts or in HR which is relatively kind of common area, or it could be in the area of product management which many of our product businesses have done, what Dr. Rao’s business does, which is combination of doing level 3, level 4 work which is what we do in terms of product enhancement, adding new features, optimizing products to customer’s requirement on one hand, adding to that level 1, level 2 support which is taking customer calls, doing the break fix on products. So if you do all of that you do virtually the whole spectrum from L1 to L4 as we call, which is like providing the end to end servicing of the product.
Rajesh
I mean, as we started talking about this, you said it is a new market and it is, I mean, from the future point of view for Wipro, I mean, would you be able to quantify the number of deals that you are doing, I mean, the number of deals you are signing quarter on quarter for integrated deals?
Girish Paranjpe
I do not have the numbers of top of my head and I do not know whether we track it like that and all because as I said it is an emerging market. So I guess another couple of quarters when we have the sufficient inventory of such deals, we will start quoting it in terms of how many number of deals that we have done.
Rajesh
So this is your advantage of having been acquiring Spectramind and merging into Wipro comes into help, right?
Girish Paranjpe
Absolutely, I must say that it was the feel because in many ways Wipro Spectramind when we acquired, it was largely around voice-based service. Since then we have morphed that business, do much more of transaction processing and more domain intensive work. That has of course happened much after we made the acquisitions, so that has happened in the last 12 to 18 months and the acquisition is about three and three and half year old.
Rajesh
Right, going forward, when do you see this integrated deal size moving to a critical mass for Wipro?
Girish Paranjpe
Difficult to guess because as I said it as much about us maturating to doing those deals as maturation of the market place and it may take off in some sectors faster than it takes off in the other sector.
Rajesh
Which sector do you think it might take off, I mean the potential sectors?
Girish Paranjpe

I would say that three areas look promising at this moment. One is on the product engineering side where we have already got some gains, which are of this L1 to L4 nature. The other is in terms of functionally outsourcing areas like financial account and so on. The third area where it could potentially happen is I would say business specific areas like policy underwriting or in claims processing or mortgage processing, etc, so my fancy is that maybe in next three to four quarters, we may see blossoming of this business.
Rajesh
Okay, and coming to something which is quite significant from the numbers that I see that you have increased number of million dollar clients?
Girish Paranjpe
That is right.
Rajesh
From 43 to 201, and the number $10 million accounts from 13 to 27 which is significant and $20 million from 18 to 26. Are all these waiting to happen or is it something which has blasted off in the last quarter alone?
Girish Paranjpe
No actually what has happened is that we had kicked off a serious initiative around account management and improving relationship with our customers; also broadening our service lines, so that when we go to the customer we go with a kind of sweep of offering and not just one or two offerings which gives more opportunity for us to grow market share in the customer and not have to hunt for new customers all the time. So I think we are beginning to see the payoff from those initiatives that we had taken virtually from this time now onwards.
Rajesh
Right, the share of Europe revenues has also gone up from 28.4 to 31.8, which should be a very positive factor because the heavy reliance on the North Americas is cause of worry for lot of IT companies and how do you see this changing? I mean do you see this 31.8 increasing significantly or do you see it static in Europe?
Girish Paranjpe
I think a lot depends on how some of the core markets in Europe lend themselves to offshoring which is Germany, France, Italy, Sweden those markets, and not really this 30% is still with significant under penetration in those markets. If you ask me the potential, I think the potential is much bigger than what it is, but when that will happen a lot depends on the dynamics of that market place.
Rajesh
Right, quite interesting is the BFSI growth also. How is it suddenly growing that rapid I mean 20.7% of Q2 FY 06 revenues?
Girish Paranjpe
Actually if you ask me over the nine quarters we have grown 50% year-on-year basis. So we have had a fairly rapid growth for two to three years now. Simply that once we hit a certain critical market becomes more visible to everybody.

Rajesh
Yeah, but there is a huge difference between 16.5 and 20.7?
Girish Paranjpe
That is right. I think our ability to scale up some of our big engagements, the ability to bring domain knowledge and build up expertise from within, and also sell multiple service lines; infrastructure, testing, package implementation, a few customers has been very helpful.
Rajesh
Have you made any significance headway into the top Fortune 100 banks as they call?
Girish Paranjpe
Actually the market is very concentrated. If you look at the Wall Street, the top 10 brokers actually account for 60 to 70% of the spend on the investment banking side. Similarly I would say in the life insurance or the property casualty also, there is a fair amount of concentration. We have had penetration in all these areas.
Rajesh
Okay, but going forward, sustainability is also a very key issue, right?
Girish Paranjpe
Absolutely.
Rajesh
You must be developing a full proof mechanism or in other words a mechanism or a system in place where all these growth continues or it sustains at least, if not grows further. What kind of initiatives are you taking to ensure that you would continue to hold onto 20.7% BFSI growth?
Girish Paranjpe
We can only take enough care to grow our business because the 20.7% also depends on how other businesses of Wipro grow, and I am not wanting to be in competition with them. I just want to make sure that the business I currently am responsible for that continues to do well. There we have plans on some amount of continued growth rate, increasing our depth and breath of experience, new client acquisitions as well as some amount of risk mitigation to make sure that what we have in our basket does not start to move off.
Rajesh
Right do you see this BFSI contribution 25.7 or you see that increasing in the overall Wipro chart?
Girish Paranjpe

You know in my dreams I see a big number, but I cannot obviously assume that it will happen overnight because I remember six years ago when I got into Wipro, it was only 12% of Wipro’s revenue. So, from 12% to 21% we have come a long way, but I am not about to give up and say that is all we can do.
Rajesh
Okay, all the best in your quest to increase that and whenever you are in Chennai just give me a buzz sir, we will meet up.
Girish Paranjpe
Thank you so much.
Rajesh
Yeah, nice to have talked to you.
Girish Paranjpe
It is my pleasure.